Momentous Holdings Corp.

Suite 3, Floor 3, 148 Cambridge Heath Road

London, E1 5QJ, United Kingdom

December 15, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Katherine Wray

Re:	Momentous Holdings Corp.
Amendment No. 1 Registration Statement on Form S-1
Filed November 25, 2015
File No. 333-207163

Dear Katherine Wray:

I write on behalf of Momentous Holdings Corp, (the “Company”) in response to the Staff’s letter of December 10, 2015, by Katherine Wray, Attorney-Advisor, of the Office of Information Technologies and Services of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed November 25, 2015 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Prospectus Summary, page 4

1. We note the disclosure added to the first paragraph of your summary in response to prior comment 4. Please further revise to clarify that your disclosed corporate address is a mail forwarding service where office space may be rented on a short-term basis for additional fees, as you advise in response to prior comment 13. In addition, in an appropriate place in the filing, please clarify whether your business operations will primarily occur in England and operate out of the personal residences of your officers, and disclose the location of your books and records and fixed equipment.

In response to this comment, we revised the referenced sections of the S-1 to state that the corporate address is a professional mail forwarding office where physical office space may be rented on a short-term basis for additional fees. We have clarified the intention for the Company to it’s business operations, including administrative functions, sales, marketing, and app development at this office, the offices of our third part developers, the personal residences of our officers, all of whom are currently in the United Kingdom. We have clarified the corporate books and records will be maintained and stored with our legal council at: Booth Udall Fuller, 1255 W. Rio Salado Pkwy., Ste. 215, Tempe, AZ 85281. Our fixed equipment will be located at the personal residences of our officers.

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Description of Business

Our Products, page 24

2. As you confirm in response to prior comment 7, please revise to disclose that you have not updated either Muscle Manager or Muscle Manager Pro since March 2014.

In response to this comment, we revised the referenced sections of the S-1 to state that we have not updated either Muscle manager or Muscle Manager Pro since March 2014.

Manufacturing, page 25

3. We note your responses to prior comments 7 and 10 regarding your lack of updates of Muscle Manager and Muscle Manager Pro since March 2014, your negotiations with third-party developers to add improvements and additions, and your current outsourcing arrangements with UK-based developers on an invoice basis. Please revise to clarify whether you have a current relationship with any UK-based developers and whether you have paid any invoices since you acquired the Muscle Manager applications on May 29, 2015, or whether those transactions occurred prior to the acquisition and/or the last update in March 2014. Also, please clarify whether any contracts related to improvements and additions are contingent upon raising capital through offering proceeds.

In response to this comment, we revised the referenced sections of the S-1 to state we have a current relationship with a UK based third party developer, we have not paid any invoices to this developer since we acquired the apps on May 29, 2015. Our relationship relates to transactions for development work to the apps in connection with the last update in March 2014, prior to our acquisition of the apps. We do not currently have any contracts in place with any third party developers in respect of the proposed improvements and additions to our apps. The execution of any future contracts will not be contingent upon raising capital through offering proceeds.

Regulation and Legislation, page 26

4. We note your response to prior comment 12 regarding your ability to pay for U.S.-related expenses or liabilities from the UK. Please revise where appropriate to clarify the source of the funds used to pay for your U.S.-related expenses. For example, it is unclear whether your legal and accounting fees will be paid directly from your UK-based bank account opened on September 28, 2015.

In response to this comment, we revised the referenced sections of the S-1 to state our legal and accounting fees will be paid directly from our bank account based in the United Kingdom opened on September 28, 2015.

Directors and Executive Officers, page 34

5. You advise in response to prior comment 16 that Mr. Brown is no longer an officer or director and that you removed all references to him in your management section, but his management biography still appears on page 35. Please remove the biography or advise.

In response to this comment, we revised the referenced section of the S-1 to remove all references to Mr. Brown as he is no longer an officer or director of the Company.

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Certain Relationships and Related Transactions, page 39

6. We note your response from prior comments 17 and 18 regarding the use of Mr. Horan’s personal bank account to pay for expenses related to Momentous. Please revise your disclosure to state, if true, that your legal and accounting expenses prior to September 28, 2015 were paid from Mr. Horan’s personal bank account and to describe each transaction/payment, as required by Item 404(a) of Regulation S-K. If these payments were made through another entity, please identify it as appropriate.

In response to this comment, we revised the referenced section of the S-1 to state the amounts due to Mr. Horan as of August 31, 2015 include approximately $2,500 in respect of legal fees and $5,000 in respect of accounting fees paid from Mr. Horan’s personal bank account prior to the Company’s corporate bank account being opened September 28, 2015.

In addition, enclosed herewith please an acknowledgement letter from the Company.

Sincerely,

/s/ James Horan

James Horan

Enclosures:

Acknowledgment by the Company

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